| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response:  12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-67485 |

## FACING PAGE
### Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

(MM/DD/YY)      (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Triple A Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**2916 1/2  Grand Canal**

(No. and Street)

| **Venice** | **CA** | **90291** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Warren Wibbelsman | 310-773-8127 | ww@triplea-us.net |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**AJSH & Co LLP**

(Name – if individual, state last, first, and middle name)

| C-94/8, Wazipur Industrial Area, Main Ring Road | New Delhi | Delhi | 110052 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 02/10/2009 | | 3223 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Warren Wibbelsman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triple A Partners LLC_____, as of March 10_____, 2022_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: *CEO*_____

CEO

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this __10__ day of __MARCH__,

20__22__ by __WARREN WIBBELSMAN__,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Signature

(Notary seal)



KYONG HUN KIM
Notary Public - California
Los Angeles County
Commission # 2352923
My Comm. Expires Mar 25, 2025

---

## OPTIONAL INFORMATION

### INSTRUCTIONS FOR COMPLETING THIS FORM

**Triple A Partners LLC**
**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2021**

**AJSH & Co LLP**
Chartered Accountants

## Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Members of
**Triple A Partners LLC**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Triple A Partners LLC (the "Company") as of December 31, 2021 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

### Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.





In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2021

New Delhi, India
March 10, 2022

# Table of Contents


**Triple A Partners LLC**
**Statement of Financial Condition**
**December 31, 2021**

**Assets**


| | | |
|---|---:|---:|
| Cash | $ | 458,901 |
| Accounts Receivable | | 130,000 |
| Due from | | 20 |
| Deposits Paid | | 1,000 |
| | | |
| **Total Assets** | $ | 589,921 |


**Liabilities and Members' Equity**


**Liabilities**

| | |
|---|---:|
| Accounts payable | 12,888 |
| Unearned Revenue | 5,000 |
| **Total Liabilities** | 17,888 |

**Members' Equity**

| | |
|---|---:|
| Member's Equity | 572,033 |
| **Total Members' Equity** | 572,033 |
| | |
| **Total Liabilities and Members' Equity** | $ 589,921 |

**Triple A Partners LLC**
**Statement of Income**
**For the Year Ended December 31, 2021**

| | | |
|---|---|---:|
| Revenues | | |
| Commission income | $ | 1,457,000 |
| Reimbursed expenses | | 5,722 |
| | | |
| Total Revenues | $ | 1,462,722 |
| | | |
| Expenses | | |
| Commission expense | $ | 676,464 |
| Management fees | | 495,500 |
| Regulatory | | 3,858 |
| Travel & Entertainment | | 2,871 |
| Professional fees | | 36,851 |
| Rent | | 12,650 |
| Bad debt expense | | 11,000 |
| Other expense | | 9,071 |
| | | |
| Total Operating Expenses | $ | 1,248,265 |
| | | |
| Income Before Tax Provision | $ | 214,457 |
| Federal | | -- |
| State | | 4,752 |
| | | |
| Net Income | $ | 209,705 |

**Triple A Partners LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2021**

|  | Total |
|---|---|
| Balance, December 31, 2020 | $ 362,328 |
| Net Income | 209,705 |
| Balance, December 31, 2021 | $ 572,033 |

**Triple A Partners LLC**
**Statement of Changes in Financial Condition**
**For the Year Ended December 31, 2021**

Cash Flows from Operating Activities
      Net   Income                                                   $    209,705

Changes in operating assets and liabilities:

| | |
|---|---|
| Decrease in Accounts Receivable | 45,000 |
| Decrease in accounts payable | (21,058) |
| Decrease in Unearned Income | (120,000) |
| | |
| Net cash provided by operating activities | 113,647 |
| Cash Flow from Investing Activities | 0 |
| Cash Flow from Financing Activities | 0 |
| Net cash increase for the year | $  113,647 |
| Cash:  Beginning of the Year | 345,254 |
| Cash:  End of the Year | $  458,901 |

See Accompanying Notes to Financial Statement

**Triple A Partners LLC**
**Notes to Financial Statements**
**December 31, 2021**

**Note 1 – Organization and Nature of Business**

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company claims an exemption under Rule 15c3-3(k)(2)(i).

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

**Note 2 – Summary of Significant Accounting Policies**

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Commission Income

The Company provides its services under terms of placement agent agreements. Under such agreements the Company may receive a percentage of management fees and incentive fees earned by the investment manager on the accounts introduced by the Company to the investment manager. Such agreements may also outline a monthly base fee and variable payments based on performance of the Company per the agreement. Under an additional type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company was subject to income taxes in two jurisdictions and paid $4,752 to the 2 jurisdictions in 2021. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2017.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

**Note 3 – Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value     is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

**Note 3-Fair Value (continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2021**

| Assets | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Cash | $458,901 | $ 0 | $ 0 |
| Total | $458,901 | $ 0 | $ 0 |

**Note 4 – Related Parties**

The Company's CEO Warren Wibbelsman is sole owner of Triple A Partners Inc, and Triple A Partners LLC. The Company pays Warren Wibblesman earned income via salary or by distribution to Triple A Partners Inc. All accounts are adjusted to actual at the beginning of the following year. During the year ending December 31, 2021, Triple A Partners Inc. distributed $495,500 of management fees, which were received from the Company, to Warren Wibbelsman The Company employs a registered representative named James Tar. James Tar owns 100% of Tar Management. The Company pays Tar Management by contract for all commissions and other fees earned by James Tar. The Company paid James Tar $672,500 during the year ending December 31, 2021.

## Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At  December 31, 2021, the Company had net capital of $446,013 which was $441,013 in excess of its required net capital of $5,000.  The Company's aggregate indebtedness of $12,888 ratio to net capital was .029 to 1.

## Note 6– Commitments and Contingencies

The Company will account for all operating leases longer than one year per ASC 842. The Company will account for the right-of-use asset valued as to the initial amount of the lease liability plus any initial direct costs and lease payments made prior to the commencement date minus lease incentives.

Currently, the Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $12,650 for the year ended December 31, 2021. The Company does not have any other leases and no leases longer than one year.

## Note 7 – Exemption from the SEC Rule 15c3-3

The Company does not claim an exemption under Rule 15c3-3(k)(2)(i).  The Company relies on Footnote  74 of the Securities and Exchange Commission Release No. 34-70073. Relating to possession or control requirements.

## Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through March 10, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

## Note 9 – SIPC Supplementary Report Requirement

During the year ended December 31, 2021, the company paid $2,178 in fees to SIPC.

**Triple A Partners LLC**
**Schedule I -- Computation of Net Capital Requirements Pursuant**
**To Rule 15c3-1**
**December 31, 2021**

Computation of Net Capital
  Total ownership equity from statement of
  financial condition ................................................ $ 572,033

Nonallowable assets:

  Due from Parent ...................................................... (20)
  Deposit paid ............................................................ (1,000)
  Accounts Receivable ............................................. (130,000)

Total Nonallowable Assets ........................................ (131,020)

Unearned revenue or allowable credits .................... 5,000

  Net Capital ........................................................... $ 446,013

Computation of Net Capital Requirements
  Minimum net aggregate indebtedness-
  6-2/3% of net aggregate indebtedness ........... $        860

  Minimum dollar net capital required ................... $    5,000

  Net Capital required (greater of above amounts) ... $    5,000

  Excess Capital ..................................................... $  441,013

Excess net capital at 1000% (net capital less 10% of
  aggregate indebtedness) ...................................... $  444,724

Computation of Aggregate Indebtedness
  Total liabilities ..................................................... $   12,888

  Percentage of aggregate indebtedness to net capital ... 2.9%

The following is a reconciliation of the above net capital
 computation with the Company's corresponding
 unaudited computation pursuant to Rule 179-5(d) (4):

  Net capital unaudited ........................................... $  448,226
  Adjustments ......................................................... 2,213
  Net capital audited .............................................. $  446,013

**Triple A Partners LLC**
**Schedule II – Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2021**

A computation of reserve requirement is not applicable to Triple A Partners LLC as the Company relies on Footnote  74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).

**Triple A Partners LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements under Rule 15c3-3**
**As of December 31, 2021**

Information relating to possession or control requirements is not applicable to Triple A Partners LLC as the Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).



## AJSH & Co LLP
Chartered Accountants



A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Members of
**Triple A Partners LLC**

We have reviewed management's statements, included in the accompanying Triple A Partners LLC's ("the Company") Exemption Report, in which (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F R. § 240.17a-5 because the Company limits its business activities exclusively to : (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker- dealers; and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

**AJSH & Co LLP**

New Delhi, India
March 10, 2022





Triple A Partners LLC

Exemption Report Pursuant to Amendments to Rule 17a-5

Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Triple A Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best oy its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 24015c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers; and

(3) The Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (ii) did not carry accounts of or for customers: and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Triple A Partners LLC

I, Warren Wibbelsman, swear (or affirm) that , to my best knowledge and belief, this Exemption Report is true and correct.

Warren Wibbelsman CEO

Dated: March 10, 2022